Exhibit 99.1
Mindray Announces 2008 Fourth Quarter and Full Year Results
Shenzhen, China — March 4, 2009 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide announced today its selected unaudited financial results for the fourth quarter and full year ended December 31, 2008. The financial results reported below include the results of operations of the patient monitoring business acquired from Datascope (“DPM”) starting from May 1, 2008.
Highlights for Fourth Quarter and Full Year 2008
•	Full year 2008 revenue generated in China and international markets increased 61.1% and 110.4%, respectively, over 2007 to a total of $547.5 million

•	Full year 2008 non-GAAP net income, as defined below, increased 49.7% year-over-year to $132.7 million

•	Full year 2008 non-GAAP diluted EPS, as defined below, increased 48.8% year-over-year to $1.17

•	Strong fourth quarter operating cash flow of $40.0 million

•	Company further improved product mix and achieved new product development goals for 2008 with ten products brought to market across all 3 product segments

•	Enhanced presence in U.S. market and received FDA 510(k) clearance for nine products

•	Company declares 2008 dividend of $0.20 per share
“Mindray has continued to deliver strong results despite a challenging economic environment in the fourth quarter 2008,” commented Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “In 2008, we successfully completed and delivered initial synergy targets from the acquisition of Datascope’s patient monitoring business which greatly expanded our geographic footprint in North America and strengthened our presence in Europe. Fully leveraging the strength of our internal R&D and sales and marketing capabilities, we launched ten new products during the year. Our continued focus on operating performance enabled us to create both cost and product development synergies from DPM, while simultaneously improving our operating margins and operating cash flow of the overall business.”
SUMMARY — 4th Quarter 2008

(US$ millions, except per-share data)	4Q/2008	4Q/2007	% change
Revenue generated in China	72.7	44.4	63.6%
Revenue generated in international markets	95.2	46.7	103.9%
Net Revenues	167.9	91.1	84.2%
Gross Profit	91.1	48.3	88.6%
Operating Income	31.7	22.3	42.2%
Non-GAAP Operating Income (1)	36.2	25.3	43.3%
Diluted EPS	0.28	0.19	48.7%
Non-GAAP Diluted EPS (1)	0.32	0.22	44.4%

(1)	Mindray provides gross margin, R&D expenses, selling expenses, general and administrative expenses, operating margin, net income and earnings per share on a non-GAAP basis that excludes non-cash, share-based compensation expense, acquired inventory fair value adjustments, acquired intangible assets amortization expense, in-progress research and development (IPR&D), and restructuring charges to enable investors to better assess the company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled ''Use of Non-GAAP Financial Measures.’’

Revenues
Mindray reported net revenues of $167.9 million for the fourth quarter 2008, an 84.2% increase from $91.1 million for the fourth quarter 2007.
Net revenues generated in international markets in the fourth quarter 2008 increased 103.9% to $95.2 million from $46.7 million for the fourth quarter 2007, while net revenues generated in China in the fourth quarter 2008 increased 63.6% to $72.7 million from $44.4 million for the fourth quarter 2007.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 151.1% to $77.9 million from $31.0 million for the fourth quarter 2007. The patient monitoring & life support products segment contributed 46.8% to the total net segment revenues in the fourth quarter 2008.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 34.3% to $36.4 million from $27.1 million in the fourth quarter 2007. The in-vitro diagnostic products segment contributed 21.9% to the total net segment revenues in the fourth quarter 2008.
Medical Imaging Systems: Medical imaging systems segment revenues increased 40.8% to $42.6 million from $30.3 million in the fourth quarter 2007. The medical imaging systems segment contributed 25.6% to the total net segment revenues in the fourth quarter 2008.
Others: The other revenues which are primarily comprised of extended warranty services revenues and revenues derived from the third party R&D projects increased 564.9% to $9.4 million from $1.4 million in the fourth quarter 2007. The other revenues contributed 5.7% to the total net segment revenues in the fourth quarter 2008.
The segment revenue amounts discussed above exclude the shipping and handling fees charged to customers.
Gross Margins
Fourth quarter 2008 gross profit was $91.1 million, an 88.6% increase from $48.3 million in the fourth quarter 2007. The consolidated gross margin for the fourth quarter 2008 was 54.3% compared to 53.0% in the fourth quarter 2007 and 54.2% in the third quarter 2008. Non-GAAP gross margin was 55.3% in the fourth quarter 2008 compared to 53.9% in the fourth quarter 2007 and 57.0% in the third quarter 2008.
Operating Expenses
Non-GAAP selling expenses for the fourth quarter 2008 were $26.0 million, or 15.5% of the total net revenues, compared to 13.8% in the fourth quarter 2007 and 14.4% in the third quarter 2008. GAAP selling expenses for the fourth quarter 2008 were $27.0 million.
Non-GAAP general and administrative expenses for the fourth quarter 2008 were $14.3 million, or 8.5% of the total net revenues, compared to 3.2% in the fourth quarter 2007 and 8.1% in the third quarter 2008. GAAP general and administrative expenses for the fourth quarter 2008 were $15.9 million.
Non-GAAP research and development expenses for the fourth quarter 2008 were $16.2 million, or 9.6% of the total net revenues compared to 9.1% in the fourth quarter 2007 and 9.4% in the third quarter 2008. GAAP research and development expenses for the fourth quarter 2008 were $16.6 million.

Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were $1.6 million in the fourth quarter 2008 compared to $2.4 million in the fourth quarter 2007 and $2.6 million in the third quarter 2008.
Non-GAAP operating income, as defined below, in the fourth quarter 2008 was $36.2 million, a 43.3% increase from $25.3 million in the fourth quarter 2007. GAAP operating income in the fourth quarter 2008 was $31.7 million, a 42.2% increase from $22.3 million in the fourth quarter 2007. Non-GAAP operating margin was 21.6% in the fourth quarter 2008 compared to 27.7% in the fourth quarter 2007 and 25.6% in the third quarter 2008. GAAP operating margin was 18.9% in the fourth quarter 2008 compared to 24.4% in the fourth quarter 2007 and 20.6% in the third quarter 2008.
Net Income
Fourth quarter 2008 non-GAAP net income increased 43.0% year-over-year to $36.0 million from $25.2 million in the fourth quarter 2007. Fourth quarter 2008 GAAP net income was $31.6 million compared to $21.5 million in the fourth quarter 2007. Non-GAAP net margin was 21.4% in the fourth quarter 2008 compared to 27.6% in the fourth quarter 2007 and 23.0% in the third quarter 2008. GAAP net margin was 18.8% in the fourth quarter 2008 compared to 23.6% in the fourth quarter 2007 and 19.1% in the third quarter 2008. Fourth quarter 2008 income tax expense was $0.3 million representing an effective tax rate of 1.0% compared to a 16.9% effective tax rate in the fourth quarter 2007.
Fourth quarter 2008 basic and diluted non-GAAP earnings per share were $0.33 and $0.32, respectively. Fourth quarter 2008 GAAP basic and diluted earnings per share for the quarter were $0.29 and $0.28, respectively. Shares used in the computation of diluted earnings per share decreased from 113.5 million in the fourth quarter 2007 to 112.3 million in the fourth quarter 2008.
In the fourth quarter 2008, the Shenzhen subsidiary received approval of its application for hi-tech enterprise qualification from the relevant government authorities. Prior to the approval, the company accrued income tax for its Shenzhen subsidiary where the income tax rate is 18% in 2008. Following the approval, the total income tax reversed for the full year 2008 was $4.1 million in the fourth quarter 2008, which resulted in the lower tax rate for the fourth quarter and full year 2008 for the company.
SUMMARY — 12 Months Ended December 31, 2008

(US$ millions, except per-share data)	YE/2008	YE/2007	% change
Revenue generated in China	234.5	145.5	61.1%
Revenue generated in international markets	313.1	148.8	110.4%
Net Revenues	547.5	294.3	86.0%
Gross Profit	297.0	161.5	83.8%
Operating Income	117.5	80.0	46.9%
Non-GAAP Operating Income (2)	144.5	90.2	60.2%
Diluted EPS	0.96	0.69	38.4%
Non-GAAP Diluted EPS (2)	1.17	0.79	48.8%

(2)	Mindray provides gross margin, R&D expenses, selling expenses, general and administrative expenses, operating margin, net income and earnings per share on a non-GAAP basis that excludes non-cash, share-based compensation expense, acquired inventory fair value adjustments, acquired intangible assets amortization expense, in-progress research and development (IPR&D), and restructuring charges to enable investors to better assess the company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of Non-GAAP Financial Measures.”

Revenues
Mindray reported net revenues of $547.5 million for the full year 2008, an 86.0% increase from $294.3 million for full year 2007.
Net revenues generated in international markets in the full year 2008 increased 110.4% to $313.1 million from $148.8 million in 2007, while net revenues generated in China in the full year 2008 increased 61.1% to $234.5 million from $145.5 million in 2007.
Net Income
Full year 2008 non-GAAP net income increased 49.7% year-over-year to $132.7 million from $88.6 million in 2007. Full year 2008 GAAP net income was $108.7 million compared to $78.0 million in 2007. Non-GAAP net margin was 24.2% in the full year 2008 compared to 30.1% in 2007. GAAP net margin was 19.9% in the full year 2008 compared to 26.5% in 2007. Full year 2008 income tax expense was $16.9 million, representing an effective tax rate of 13.5% compared to a 15.3% effective tax rate in the full year 2007.
Full year 2008 basic and diluted non-GAAP earnings per share were $1.24 and $1.17, respectively. Full year 2008 GAAP basic and diluted earnings per share were $1.01 and $0.96, respectively.
Other Select Data
Average accounts receivable days outstanding was 40 days for the full year 2008 compared to 26 days for the full year 2007. Inventory turnover was 60 days for the full year 2008 compared to 55 days for the full year 2007. Average accounts payable days outstanding was 46 days for the full year 2008 compared to 59 days for the full year 2007.
As of December 31, 2008, the company had $252.9 million in cash and cash equivalents, restricted cash, and short-term investments. Net cash generated from operating activities and capital expenditures for the full year 2008 were $93.0 million and $71.1 million, respectively. In the fourth quarter 2008, the company had a strong operating cash flow of $40.0 million.
As of December 31, 2008 the company had approximately 5,580 employees compared to 3,705 employees on December 31, 2007.
Dividend Declaration
Mindray’s board of directors has declared a cash dividend on its ordinary shares of $0.20 per share, based on its net income for the full year 2008. The cash dividend will be payable on or around April 24, 2009, to shareholders of record as of March 25, 2009. The company has 107.9 million ordinary shares outstanding as of March 1, 2009.
Business Outlook for Full Year 2009
The company expects its full year 2009 net revenue to be at least 20% higher than its full year 2008 net revenue. This guidance includes a full year of revenues from DPM compared to 8 months of DPM revenues included in 2008. This guidance reflects an assumption that foreign exchange rates remain constant at RMB6.85 to the dollar and $1.28 to the euro.
The company also expects its full year 2009 non-GAAP EPS to grow 20% over its non-GAAP EPS for full year 2008.

The company expects its capital expenditure for 2009 to be in the range of $40 million to $60 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“Despite the continued economic challenges we are all witnessing, we are confident Mindray can achieve at least 20% revenue growth in 2009, with stronger growth coming in the second half of the year,” commented Mr. Li Xiting, Mindray’s president and co-chief executive officer. “For 2009, we will continue to work towards a successful integration of DPM to improve our product and geographic mix and offer cross-selling and market share gain opportunities. We hope to gain market share based on the increasing attractiveness of our high performance-price products to an increasingly cost-conscious customer base. In addition, to improve our international distribution platform, we plan to expand and localize our international distribution teams at reasonable costs. Mindray is well positioned to navigate these unprecedented times and to capitalize on any opportunities that may emerge because of the diversity of our product offering across a range of price points, our ability to closely manage costs, and the strength of our balance sheet.”
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on March 5, 2009 U.S. Eastern Time (9:00 PM on March 5, 2009 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:
Hong Kong:      +852-3002-1672
U.S. Toll Free:  +1-866-362-4820
International:     +1-617-597-5345
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until March 16, 2009.
U.S. Toll Free:  +1-888-286-8010
International:     +1-617-801-6888
Passcode: 8707 6749
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://www.mindray.com.
Use of Non-GAAP Financial Measures
The company has reported for the fourth quarter 2008 and provided estimates for full year 2009 net income, operating income, or earning per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, acquired inventory fair value adjustments and expense and/or amortization of acquired intangible assets.

–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, acquired inventory fair value adjustments and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and development (IPR&D) and restructuring charges.

–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, acquired inventory fair value adjustments and expense and/or amortization of acquired intangible assets including, but not limited to, IPR&D, and restructuring charges, all net of related tax impact.

–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating profit, non-GAAP selling expenses, non-GAAP general and administrative expenses, non-GAAP R&D expenses, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the Company expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.
The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the full year periods ended December 31, 2007 and 2008, respectively, in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s anticipated financial condition, operating results, prospects, and business outlook for fiscal year 2009, customer acceptance of company products, continued R&D spending levels, increased headcounts, growth in the company’s business segments and geographies, business execution, growth in medical spending and the factors driving that growth, international expansion, integration of a recently acquired business, introduction of new products, expansion into new geographic markets and localizing our distribution teams, our ability to gain market share, our ability to control costs, and our ability to cross sell products. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward- looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on June 30, 2008. Our results of operations for the fourth quarter of 2008 and for fiscal year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com

John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Mindray Investor Relations
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31,	As at December 31,
	2007	2008
	US$	US$
	(unaudited)	(unaudited)
	(In thousands)	(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	189,045	96,370
Restricted cash — short-term (note 1)	—	119,711
Short-term investments (note 1)	55,897	36,780
Accounts receivable, net	28,813	89,735
Inventories	24,816	57,466
Value added tax receivables	—	13,566
Other receivables	5,401	7,471
Prepayments and other	1,920	4,503
Deferred tax assets — current portion	603	1,812

Total current assets	306,495	427,414

Long-term investments	34,272	—
Other assets	2,695	1,724
Advance for purchase of plant and equipment	18,103	46,275
Land use right and property, plant and equipment, net	50,491	129,120
Intangible assets, net	17,910	67,004
Goodwill	16,748	114,234

Total assets	446,714	785,771

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	—	157,007
Notes payable	8,700	7,449
Accounts payable	18,208	29,009
Advance from customers	7,224	7,523
Salaries payables	8,343	16,797
Other payables	17,089	46,911
Income taxes payable	7,711	10,727
Other taxes payable	2,029	4,398

Total current liabilities	69,304	279,821

Other long-term payables	—	7,120
Minority interests	2	2
Deferred tax liabilities, net	3,386	736

Shareholders’ equity:
Ordinary shares	13	14
Additional paid-in capital	260,107	274,993
Retained earnings	94,466	183,886
Accumulated other comprehensive loss	19,436	39,199

Total shareholders’ equity	374,022	498,092

Total liabilities and shareholders’ equity	446,714	785,771

(1)	Restricted as the security package required for the bank loans as of December 31, 2008. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of December 31, 2008, the short-term bank loans can be fully repaid from such short-term restricted cash and short-term investments.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,		Year ended December 31,
	2007	2008	2007	2008
	US$	US$	US$	US$

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)		(In thousands, except share and per share data)
Net revenues
-PRC	44,427	72,691	145,493	234,454
- International	46,706	95,212	148,802	313,073
Net revenues	91,133	167,903	294,295	547,527
Cost of revenues (note 2)	(42,810)	(76,754)	(132,768)	(250,573)

Gross profit	48,323	91,149	161,527	296,954

Selling expenses (note 2)	(13,367)	(26,976)	(41,083)	(80,088)
General and administrative expenses (note 2) (note 3)	(3,512)	(15,921)	(12,018)	(40,767)
Research and development expenses (note 2)	(9,182)	(16,585)	(28,389)	(51,945)
Expense of in-progress research & development	—	—	—	(6,600)
Other general expenses	2	(14)	(24)	(35)

Operating income	22,264	31,653	80,013	117,519

Other income, net	833	2,008	2,357	4,918
Interest income	2,718	875	9,726	8,361
Interest expense	(3)	(2,626)	(11)	(5,163)

Income before income taxes and minority interests	25,812	31,910	92,085	125,635

Provision for income taxes	(4,350)	(308)	(14,043)	(16,948)
Minority interests	—	—	—	—

Net Income	21,462	31,602	78,042	108,687

Basic earnings per share	0.20	0.29	0.73	1.01

Diluted earnings per share	0.19	0.28	0.69	0.96

Shares used in the computation of:
Basic earnings per share	106,774,444	107,689,743	106,328,347	107,366,250

Diluted earnings per share	113,457,341	112,316,513	112,678,984	113,364,756

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	112	89	267	423
Selling expenses	817	356	2,781	2,870
General and administrative expenses	577	700	2,232	2,697
Research and development expenses	862	414	2,431	2,731

(3) Amortization of intangible assets increased $1.6 million during the three-month period ended September 30, 2008 as a result of recognizing the cumulative effect of an understatement of amortization of intangible assets during the year ended December 31, 2006. The Company concluded that the amount of the understatement was not material to the financial statements in any previous periods, nor to the net income for the year ended December 31, 2008 or the trend of earnings.

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	Three months ended December 31,		Year ended December 31,
	2007	2008	2007	2008
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)		(In thousands, except share and per share data)
Net revenues	91,133	167,903	294,295	547,527

Non-GAAP net income	25,155	35,969	88,644	132,671
Non-GAAP net margin	27.6%	21.4%	30.1%	24.2%
Amortization of acquired intangible assets, acquired inventory fair value adjustments and IPR&D	(641)	(2,094)	(2,484)	(17,373)
Deferred tax impact related to acquired intangible assets	96	(651)	373	2,173
Effect of change in tax rate on deferred tax	(780)	836	(780)	836
Restructuring charges	—	(899)	—	(899)
Share-based compensation	(2,368)	(1,559)	(7,711)	(8,721)

GAAP net income	21,462	31,602	78,042	108,687
GAAP net margin	23.6%	18.8%	26.5%	19.9%

Non-GAAP income per share — basic	0.24	0.33	0.83	1.24
Non-GAAP income per share — diluted	0.22	0.32	0.79	1.17

GAAP income per share — basic	0.20	0.29	0.73	1.01
GAAP income per share — diluted	0.19	0.28	0.69	0.96

Shares used in computation of:
Basic earnings per share	106,774,444	107,689,743	106,328,347	107,366,250

Diluted earnings per share	113,457,341	112,316,513	112,678,984	113,364,756

Non-GAAP operating income	25,273	36,205	90,208	144,512
Non-GAAP operating margin	27.7%	21.6%	30.7%	26.4%
Amortization of acquired intangible assets, acquired inventory fair value adjustments and IPR&D	(641)	(2,094)	(2,484)	(17,373)
Restructuring charges	—	(899)	—	(899)
Share-based compensation	(2,368)	(1,559)	(7,711)	(8,721)

GAAP operating income	22,264	31,653	80,013	117,519
GAAP operating margin	24.4%	18.9%	27.2%	21.5%

Non-GAAP gross profit	49,076	92,813	164,278	306,488
Non-GAAP gross margin	53.9%	55.3%	55.8%	56.0%
Amortization of acquired intangible assets and acquired inventory fair value adjustments	(641)	(1,575)	(2,484)	(9,111)
Share-based compensation	(112)	(89)	(267)	(423)

GAAP gross profit	48,323	91,149	161,527	296,954
GAAP gross margin	53.0%	54.3%	54.9%	54.2%